Exhibit 99.1

Yunji Announces Third Quarter 2019 Unaudited Financial Results

Hangzhou, CHINA, December 2, 2019 — Yunji Inc. (“Yunji” or the “Company”) (NASDAQ: YJ), a leading membership-based social e-commerce platform, today announced its unaudited financial results for the third quarter ended September 30, 20191.

Third Quarter 2019 Highlights

•

GMV[2] in the third quarter of 2019 increased by 69.8% year over year to RMB9.2 billion (US$1.3 billion) from RMB5.4 billion in the same period of 2018 due to the Company’s broadening of product categories and focus on platform operations since the launch of its marketplace business model. GMV related to marketplace revenues was RMB3.2 billion (US$ 0.5 billion) in the third quarter of 2019, compared with nil in the same period of 2018.

•

Total revenues in the third quarter of 2019 were RMB2,773.1 million (US$388.0 million), compared with RMB3,084.0 million in the same period of 2018, primarily due to a decrease in revenues from sales of merchandise, which recognizes revenues on a gross basis, as the Company shifted a portion of its merchandise sales to its marketplace business platform, which recognizes revenues on a net basis.

•	Transacting members[3] in the twelve months ended September 30, 2019 increased by 122.7% year over year to 9.4 million from 4.2 million in the twelve months ended September 30, 2018.

•	Cumulative members[4] as of September 30, 2019 increased by 14.2% to 12.3 million from 10.8 million as of June 30, 2019.

Mr. Shanglue Xiao, Chairman and Chief Executive Officer of Yunji, said, “We are pleased to report solid results for the third quarter of 2019. During the period, we continued to focus on curating products for our platform, carefully crafting and adhering to our criteria for each product segment. We were also successful in further advancing our merchandise sales and marketplace business models, both of which have significantly enhanced our core value proposition. For our marketplace business model, we further augmented our supply chain diversity by partnering with more well-known brands. Meanwhile, for our merchandise sales platform, our cooperation with emerging brands and incubation of private labels continued to make good progress as we further empowered these merchants to develop more high-quality and attractive products for members. Going forward, we are confident that these measures will underpin our continuing growth and path to profitability.”

“During the third quarter, we focused on stimulating platform engagement and honing our operational efficiency by shifting merchandise sales model to marketplace business model. As a result, we improved our gross margin to 17.8% from 16.8% in the same period of 2018 while narrowing our adjusted net loss by 37.7% to RMB24.9 million. As of September 30, 2019, we also maintained a strong cash position of RMB2.32 billion, which we will use to fuel additional growth initiatives and expand our merchandising mix going forward. Looking ahead, we plan to prudently execute additional cost control measures, continuously bolster our working capital reserves, further improve our profitability, and ultimately improve operating income in the fourth quarter of 2019,” said Mr. Chen Chen, Chief Financial Officer of Yunji.

Third Quarter 2019 Unaudited Financial Results

Total revenues were RMB2,773.1 million (US$388.0 million), compared with RMB3,084.0 million in the same period of 2018, which was primarily due to a decrease in revenues from sales of merchandise as the Company shifted a portion of its merchandise sales to its marketplace business platform. Revenues generated on the marketplace business platform were recognized on a net basis and contributed to marketplace revenues, while revenues generated on the merchandise sales platform were recognized on a gross basis and contributed to sales of merchandise, net.

•

Revenues from sales of merchandise, net decreased by 14.0% to RMB2,472.0 million (US$345.8 million) from RMB2,875.7 million in the same period of 2018. The decrease was due to a portion of merchandise sales shifted to the Company’s marketplace business platform as the Company continued to refine its resource allocation plan to further improve the operational efficiencies of its merchandise sales platform, marketplace business platform, and platform merchants.

•	Revenues from the membership program increased by 16.3% to RMB206.7 million (US$28.9 million) from RMB177.8 million in the same period of 2018, as the Company’s membership base continued to grow.

•

Revenues from the marketplace business were RMB86.3 million (US$12.1 million), compared with nil in the same period of 2018, as the Company launched its marketplace business platform in the first quarter of 2019, which continued to grow and improve its commission rate in the third quarter of 2019.

•	Other revenues decreased by 73.7% to RMB8.0 million (US$1.1 million) from RMB30.6 million in the same period of 2018.

Total costs of revenues decreased by 11.1% to RMB2,280.4 million (US$319.0 million), or 82.2% of total revenues, from RMB2,565.9 million, or 83.2% of total revenues, in the same period of 2018. This decrease was mainly attributable to the decline in merchandise sales, which recognizes revenues on a gross basis.

Total operating expenses were RMB636.4 million (US$89.0 million), compared with RMB592.9 million in the same period of 2018.

•

Fulfillment expenses decreased by 30.6% to RMB204.2 million (US$28.6 million), or 7.4% of total revenues, from RMB294.3 million, or 9.5% of total revenues, in the same period of 2018. The decrease was mainly due to reduced warehousing and logistics expenses resulting from lower merchandise sales and improved logistics efficiency, which was partially offset by the increase in personnel costs.

•

Sales and marketing expenses increased by 33.0% to RMB278.4 million (US$39.0 million), or 10.0% of total revenues, from RMB209.4 million, or 6.8% of total revenues, in the same period of 2018, mainly due to: (i) increased business promotional expenses, resulting from increased business development activities for the Company’s marketplace business platform to attract popular brands and merchants; and (ii) increased personnel costs, resulting from an increased headcount in sales and marketing.

•

Technology and content expenses increased by 125.7% to RMB90.1 million (US$12.6 million), or 3.2% of total revenues, from RMB39.9 million, or 1.3% of total revenues, in the same period of 2018, which was mainly due to: (i) increased personnel costs, resulting from an increased headcount in research and development; and (ii) increased server costs, resulting from higher user traffic.

•

General and administrative expenses increased by 29.2% to RMB63.7 million (US$8.9 million), or 2.3% of total revenues, from RMB49.3 million, or 1.6% of total revenues, in the same period of 2018, which was mainly due to: (i) increased personnel costs, resulting from an increased number of general and administrative employees; and (ii) increased share-based compensation expenses.

Loss from operations was RMB132.3 million (US$18.5 million), compared with RMB74.7 million in the same period of 2018.

Net loss was RMB51.3 million (US$7.2 million), compared with RMB53.6 million in the same period of 2018.

Adjusted net loss5 was RMB24.9 million (US$3.5 million), compared with RMB39.9 million in the same period of 2018.

Basic and diluted net loss per share attributable to ordinary shareholders was RMB0.02 (US$0.003), compared with RMB0.17 in the same period of 2018.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses adjusted net income/(loss) as a supplemental measure to review and assess operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net income/(loss) as net income/(loss) excluding share-based compensation.

The Company presents adjusted net income/(loss) because it is used by management to evaluate operating performance and formulate business plans. Adjusted net income/(loss) enables management to assess operating performance without considering the impact of share-based compensation recorded under ASC 718, “Compensation-Stock Compensation”. The Company also believes that the use of this non-GAAP measure facilitates investors’ assessment of operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net income/(loss) is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in Yunji’s business and is not reflected in the presentation of adjusted net income/(loss). Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Yunji encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to The Most Directly Comparable Financial Measures” set forth at the end of this press release.

Conference Call

The Company will host a conference call on Monday, December 2, 2019, at 7:00 AM Eastern Time or 8:00 PM Beijing/Hong Kong Time to discuss its earnings.

Dial-in numbers for the live conference call are as follows:

United States Toll Free	+1-866-519-4004

International	+65-6713-5090

China Domestic	400-620-8038

Hong Kong	+852-3018-6771

Conference ID:	8795039

A telephone replay of the call will be available after the conclusion of the conference call for one week.

Dial-in numbers for the replay are as follows:

United States Toll Free	+1-855-452-5696

International	+61-2-8199-0299

Conference ID	8795039

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Yunji’s strategic and operational plans, contain forward-looking statements. Yunji may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Yunji’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yunji’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Yunji’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Yunji’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Yunji undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Yunji Inc.

Yunji Inc. is a leading social e-commerce platform in China that has pioneered a unique, membership-based model to leverage the power of social interactions. The Company’s e-commerce platform offers high-quality products at attractive prices across a wide variety of categories catering to the day-to-day needs of Chinese consumers. In addition, the Company uses advanced technologies including big data and artificial intelligence to optimize user experience and incentivize members to promote the platform as well as share products with their social contacts. Through deliberate product curation, centralized merchandise sourcing, and efficient supply chain management, Yunji has established itself as a trustworthy e-commerce platform with high-quality products and exclusive membership benefits, including discounted prices.

For more information, please visit https://investor.yunjiglobal.com/

Investor Relations Contact

Yunji Inc.

Investor Relations

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

ICR, Inc.

Jack Wang

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	1,519,146	1,213,577	169,786
Restricted cash	46,100	50,086	7,007
Short-term investments	1,099,394	1,059,540	148,235
Accounts receivable, net	7,436	39,476	5,523
Advance to suppliers	48,516	62,620	8,761
Inventories, net	675,543	501,890	70,217
Amounts due from related parties	377	221	31
Prepaid expenses and other current assets	410,439	409,133	57,240

Total current assets	3,806,951	3,336,543	466,800

Non-current assets
Property and equipment, net	36,954	45,735	6,399
Long-term investments	16,999	38,063	5,325
Deferred tax assets	56,640	86,794	12,143
Operating lease right-of-use assets, net[6]	—	53,139	7,434
Other non-current assets	1,255	4,952	693

Total non-current assets	111,848	228,683	31,994

Total assets	3,918,799	3,565,226	498,794

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICITS

Current Liabilities
Accounts payable	1,432,274	867,866	121,419
Deferred revenue	546,975	226,426	31,678
Incentive payables to members	421,945	379,608	53,109
Refund payable to members[7]	396,024	79,457	11,116
Member management fees payable	108,384	54,176	7,580
Other payable and accrued liabilities	197,962	298,092	41,705
Amounts due to related parties	11,445	25,524	3,571
Operating lease liabilities - current[6]	—	23,294	3,259

Total current liabilities	3,115,009	1,954,443	273,437

Non-current liabilities
Operating lease liabilities[6]	—	30,899	4,323
Deferred tax liabilities	197	7,258	1,015

Total non-current liabilities	197	38,157	5,338

Total Liabilities	3,115,206	1,992,600	278,775

Mezzanine equity	4,914,048	—	—

Shareholders’ (deficits)/equity

Ordinary shares (US$0.000005 par value, 9,104,783,248 shares and 20,000,000,000 shares authorized as of December 31, 2018 and September 30, 2019, respectively; 1,151,400,000 shares issued and outstanding as of December 31, 2018; 1,208,406,152 Class A ordinary shares and 949,960,000 Class B ordinary shares issued and outstanding as of September 30, 2019)	36	70	10
Treasury stock (0 and 425,070 shares as of December 31, 2018 and September 30, 2019, respectively)	—	(2,105)	(294)
Additional paid-in capital	—	7,244,540	1,013,548

Statutory reserve	8,504	8,504	1,190
Accumulated other comprehensive income	55,565	108,216	15,140

Accumulated deficits	(4,180,922)	(5,797,706)	(811,129)

Total Yunji Inc. shareholders’ (deficits)/equity	(4,116,817)	1,561,519	218,465

Non-controlling interests	6,362	11,107	1,554

Total shareholders’ (deficit)/equity	(4,110,455)	1,572,626	220,019

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	3,918,799	3,565,226	498,794

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2018	September 30, 2019		September 30, 2018	September 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Sales of merchandise, net	2,875,706	2,471,967	345,841	7,871,269	8,423,739	1,178,524
Membership program revenue	177,755	206,749	28,925	622,257	630,932	88,271
Marketplace revenue[8]	—	86,302	12,074	—	142,709	19,966
Other revenues	30,552	8,047	1,126	55,842	25,290	3,537

Total revenues	3,084,013	2,773,065	387,966	8,549,368	9,222,670	1,290,298
Operating cost and expenses:
Cost of revenues	(2,565,852)	(2,280,434)	(319,044)	(7,047,621)	(7,394,568)	(1,034,538)
Fulfilment	(294,259)	(204,241)	(28,574)	(788,182)	(771,388)	(107,921)
Sales and marketing	(209,403)	(278,410)	(38,951)	(611,329)	(880,981)	(123,254)
Technology and content	(39,904)	(90,051)	(12,599)	(90,081)	(240,290)	(33,618)
General and administrative	(49,308)	(63,698)	(8,912)	(114,027)	(190,945)	(26,715)

Total operating cost and expenses	(3,158,726)	(2,916,834)	(408,080)	(8,651,240)	(9,478,172)	(1,326,046)
Other operating income	—	11,493	1,608	—	11,493	1,608

Loss from operations	(74,713)	(132,276)	(18,506)	(101,872)	(244,009)	(34,140)
Financial income, net	7,773	51,889	7,260	30,341	82,842	11,590
Foreign exchange income/(loss), net	6,623	(225)	(31)	13,046	(7,839)	(1,097)
Other non-operating income, net	173	22,769	3,185	6,518	41,314	5,780

Loss before income tax expense, and equity in income/(loss) of affiliates, net of tax	(60,144)	(57,843)	(8,092)	(51,967)	(127,692)	(17,867)
Income tax benefit	5,580	8,170	1,143	1,573	11,908	1,666
Equity in income/(loss) of affiliates, net of tax	1,010	(1,596)	(224)	2,634	(3,136)	(440)

Net loss	(53,554)	(51,269)	(7,173)	(47,760)	(118,920)	(16,641)
Less: net income attributable to non-controlling interests shareholders	(2,591)	(85)	(12)	(2,591)	(2,345)	(328)

Net loss attributable to YUNJI INC.	(56,145)	(51,354)	(7,185)	(50,351)	(121,265)	(16,969)

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2018	September 30, 2019		September 30, 2018	September 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
Accretion on convertible redeemable preferred shares to redemption value	(144,123)	—	—	(1,507,397)	(1,532,013)	(214,337)
Re-designation to Series A convertible redeemable preferred shares from Initial Ordinary Shareholders’ contribution, including beneficial conversion feature	—	—	—	(60,796)	—	—
Deemed dividend from preferred shareholders	—	—	—	107	—	—

Net loss attributable to ordinary shareholders	(200,268)	(51,354)	(7,185)	(1,618,437)	(1,653,278)	(231,306)

Net loss	(53,554)	(51,269)	(7,173)	(47,760)	(118,920)	(16,641)
Other comprehensive loss
Foreign currency translation adjustment	24,929	40,839	5,714	53,819	52,651	7,366

Total comprehensive (loss)/income	(28,625)	(10,430)	(1,459)	6,059	(66,269)	(9,275)
Less: total comprehensive income attributable to non-controlling interests shareholders	(2,591)	(85)	(12)	(2,591)	(2,345)	(328)

Total comprehensive (loss)/income attributable to YUNJI INC.	(31,216)	(10,515)	(1,471)	3,468	(68,614)	(9,603)

Net loss attributable to ordinary shareholders	(200,268)	(51,354)	(7,185)	(1,618,437)	(1,653,278)	(231,306)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	1,151,400,000	2,158,732,256	2,158,732,256	1,169,765,568	1,708,326,984	1,708,326,984

Net loss per share attributable to ordinary shareholders
Basic	(0.17)	(0.02)	(0.003)	(1.38)	(0.97)	(0.14)
Diluted	(0.17)	(0.02)	(0.003)	(1.38)	(0.97)	(0.14)

YUNJI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2018	September 30, 2019		September 30, 2018	September 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses included in:
Technology and content	1,601	3,200	448	2,731	9,487	1,327
General and administrative	10,406	19,565	2,737	28,260	59,249	8,289
Fulfillment	1,029	1,739	243	3,282	7,510	1,051
Sales and marketing	581	1,866	261	2,226	21,723	3,039
Total	13,617	26,370	3,689	36,499	97,969	13,706

YUNJI INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY  COMPARABLE FINANCIAL MEASURES

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2018	September 30, 2019		September 30, 2018	September 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(53,554)	(51,269)	(7,173)	(47,760)	(118,920)	(16,641)
Add: Share-based compensation	13,617	26,370	3,689	36,499	97,969	13,706
Adjusted net loss	(39,937)	(24,899)	(3,484)	(11,261)	(20,951)	(2,935)

1.

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.1477 to US$1.00, the exchange rate in effect as of the end of September 2019 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

2.

“GMV” refers to the total value of all orders paid and shipped for merchandise sold on Yunji’s platform, including the value of the merchandise sold as part of the membership packages, as well as the VAT and tax surcharges paid, regardless of whether the merchandises are returned and without taking into consideration any discounts and incentives. Yunji’s revenues recognized on a gross basis are net of the VAT and related tax surcharges paid, discounts and incentives, the value of the merchandises returned, and any adjustments due to the timing difference between shipping and receipt, which are included in the above GMV measure. Yunji’s revenues recognized on a net basis are net of the corresponding amount to be paid to the vendor, the principal in the transaction, in addition to the items mentioned above, which are included in the above GMV measure.

3.

“Transacting member” in a given period refers to a member who successfully promotes Yunji’s products to generate at least one order or places at least one order on Yunji’s platform, regardless of whether any product in such order is ultimately sold or delivered or whether any product in such order is returned.

4.	“Member” refers to an individual who registers an account on Yunji app and satisfies certain requirements such as purchasing a membership package, etc.
5.

Adjusted net income/(loss) is a non-GAAP financial measure, which is defined as net income/(loss) excluding share-based compensation expense. See “Reconciliation of Non-GAAP Measures to The Most Directly Comparable Financial Measures” set forth at the end of this press release.

6.

The Company adopted ASU No. 2016-02 and ASU No.2018-11, “Leases,” beginning January 1, 2019 and elected to utilize the transition method which allowed the Company to initially apply the new lease standard at the adoption date and recognize a cumulative effect adjustment to the opening balance of retained earnings of 2019, with no adjustments to prior periods presented. No cumulative effect adjustment to the opening balance of retained earnings were required. The adoption of the new guidance did not have a material effect on the Company’s results of operations, financial condition or liquidity.

7.

The estimation of refunds payable to members is based upon the historical data of referral incentives earned by referring members within their active life cycle. On a quarterly basis, the Company revisits the estimation with a consistently applied approach and the most up-to-date data. The balance of Refund payable to members reflected the best estimation of the Company as of September 30, 2019, and the decrease as compared to the balance as of December 31, 2018 was consistent with the Company’s understanding of its members’ referral behavior given that an increasing number of non-member users became members and decrease of refunds payable to members of RMB 67.4 million resulting from a change in the estimated amount of that liability, which represented the positive revenue and income/(loss) from operations impact for the third quarter of 2019.

8.

In the first quarter of 2019, the Company launched its marketplace business model, allowing third-party merchants to sell their products on the platform and pay commissions on their sales to the Company. The revenues from marketplace business is recognized on a net basis.